UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 24, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Abercrombie & Fitch Co.

File No. 1-12107 - CF#35770

Abercrombie & Fitch Co. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 4, 2017.

Based on representations by Abercrombie & Fitch Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through January 28, 2028
Exhibit 10.4	through January 28, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office